[LETTERHEAD OF CITIZENS SOUTH BANKING CORPORATION]

May 26, 2011

Via EDGAR

Mr. Mark Webb
Legal Branch Chief
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Citizens South Banking Corporation
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 15, 2011
File No. 0-22971

Dear Mr. Webb:

I am writing in response to the comment letter from the U.S. Securities and Exchange Commission to Citizens South Banking Corporation (the “Company”) dated May 13, 2011.  We respectfully request an extension until June 3, 2011 to respond to the staff’s comments.  Such an extension would permit additional time for review of the Company’s responses, both internally and by the Company’s external advisors.

If you have any questions, please contact our attorney, Ned Quint, at (202) 274-2007.

Sincerely,

/s/ Gary F. Hoskins

Gary F. Hoskins
Executive Vice President and Chief Financial Officer

Enclosures

cc:           Kim S. Price, President and
  Chief Executive Officer
Ned Quint, Esq.